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UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G
(RULE 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. ____*

Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).

Aradigm Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

038505301
(CUSIP Number)

September 20, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] 	Rule 13d-1 (b)
[X]	Rule 13d-1 (c)
[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G

Issuer: Aradigm Corp.		CUSIP No.: 038505301

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

	First Eagle Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Delaware

NUMBER OF SHARES        5  SOLE VOTING POWER - 61,712,652
BENEFICIALLY            6  SHARED VOTING POWER -  0
OWNED BY EACH           7  SOLE DISPOSITIVE POWER - 61,712,652
REPORTING PERSON        8  SHARED DISPOSITIVE POWER - 0
WITH:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	61,712,652

10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 9:

 	36.78% (1)

12	TYPE OF REPORTING PERSON

	IA

(1) Assumes that there are 167,776,703 shares of common stock of Aradigm Corp. outstanding, based on information provided by Aradigm Corp.

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SCHEDULE 13G

Issuer: Aradigm Corp.		CUSIP No.: 038505301

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

	First Eagle Value in Biotechnology Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Cayman islands

NUMBER OF SHARES        5  SOLE VOTING POWER - 31,276,465
BENEFICIALLY            6  SHARED VOTING POWER -  0
OWNED BY EACH           7  SOLE DISPOSITIVE POWER - 31,276,465
REPORTING PERSON        8  SHARED DISPOSITIVE POWER - 0
WITH:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	31,276,465

10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 9:

 	18.64% (1)

12	TYPE OF REPORTING PERSON

	CO

(1) Assumes that there are 167,776,703 shares of common stock of Aradigm Corp. outstanding, based on information provided by Aradigm Corp.


ITEM 1

(a)	Name of Issuer:
	Aradigm Corp.


(b)	Address of Issuer's Principal Executive Offices:

	3929 Point Eden Way
	Hayward, CA  94545

ITEM 2

(a)	Name of Person Filing:
First Eagle Investment Management, LLC
First Eagle Value in Biotechnology Master Fund, Ltd.

(b)	Address of Principal Business Office:

	The address of First Eagle Investment Management, LLC and First Eagle Value
	in Biotechnology Master Fund, Ltd. is:

	1345 Avenue of the Americas
	New York, NY 10105


(c)	Citizenship:

First Eagle Investment Management, LLC

State of Delaware

First Eagle Value in Biotechnology Master Fund, Ltd.

Cayman Islands


(d)	Title of Class of Securities: Common Stock


(e)	CUSIP Number: 038505301



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SCHEDULE 13G

Issuer: Aradigm Corp. 		CUSIP No.: 038505301


ITEM 3

If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[  ]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in accordance with
		Section 240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in accordance with
		Section 240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).



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SCHEDULE 13G

Issuer:  Aradigm Corp. 		CUSIP No.: 038505301

ITEM 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

Reference is hereby made to Items 5-9 and 11 of pages 2 - 3 of this Schedule, which Items are incorporated by reference herein.


ITEM 5. Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

This Schedule 13G is being filed by First Eagle Value in Biotechnology Master Fund, Ltd., a Cayman Islands company ("FEVIBMF"). First Eagle Investment Management, LLC, a Delaware limited liability company and an investment adviser registered under the Investment Advisers Act of 1940 ("FEIM"), is the investment adviser to FEVIBMF, as well as to 21 April Fund, Ltd., a Cayman Islands company ("21 April Fund"), 21 April
Fund, L.P., a Delaware limited partnership, DEF
Associates N.V., a Netherlands Antilles company,and various other fiduciary accounts. FEIM is a subsidiary of Arnhold and S. Bleichroeder Holdings, Inc.
("ASB").  No shares of Common Stock are held directly by ASB.
21 April Fund may be deemed to beneficially own 16,458,279 shares, which equates to approximately 9.81% of the common stock outstanding. Clients of FEIM have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
	WHICH ACQUIRED THESECURITY BEING REPORTED ON BY THE
	PARENT HOLDING COMPANY OR CONTROL PERSON.

	N/A

ITEM 8. Identification and Classification of Members of the Group.

	N/A

ITEM 9. Notice of Dissolution of Group

	N/A
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SCHEDULE 13G

Issuer: Aradigm Corp.			CUSIP No.: 038505301


ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		September 21, 2010

FIRST EAGLE INVESTMENT MANAGEMENT, LLC


By:  /s/ Mark Goldstein


FIRST EAGLE VALUE IN BIOTECHNOLOGY MASTER FUND, LTD.

By:  /s/ Mark Goldstein

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